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DAVID S. ROSENTHAL david.rosenthal@dechert.com +1 212 698 3616 Direct +1 212 698 0416 Fax

February 8, 2018

VIA EDGAR AND EMAIL

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tina Chalk

Re:	Aviragen Therapeutics, Inc. Special Meeting, Scheduled for February 9, 2018

Dear Ms. Chalk:

I am writing in response to the questions you posed this afternoon in telephone calls to me and my colleague regarding Amendment No. 1, dated February 7, 2018 (the “Amendment”), to that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of October 27, 2017, by and among Aviragen Therapeutics, Inc. (“Aviragen” or the “Company”), Vaxart, Inc. (“Vaxart”) and Agora Merger Sub, Inc. (“Merger Sub”). Capitalized terms used herein but not defined shall have the meanings assigned to them in the Merger Agreement.

1.	Adequacy of Dissemination and Timing of Notice

Regarding your question as to whether the dissemination and timing of the Company’s notice of the Amendment to stockholders was adequate, we respectfully assert that it was, based on the substance of the amendment, the method of dissemination and the lack of statutory requirements.

a.	Substance of the Amendment

The Amendment did not fundamentally change what the Aviragen stockholders are asked to vote upon at the Special Meeting of stockholders, scheduled to reconvene at 12:00 p.m. on February 9, 2018. Aviragen stockholders are being asked to approve the issuance of shares of Aviragen common stock pursuant to the Merger Agreement, in connection with the NASDAQ Listing Rule requiring stockholder approval of any transaction that results in the issuance of more than 20% of the shares of the company. The Amendment only serves to reduce the number of shares being issued to effect the Merger and thus provide Aviragen’s stockholders, in the aggregate, with a larger, though still non-controlling, stake in the Company post-closing. The Amendment does not impact the post-closing control of Aviragen, the former Vaxart stockholders’ or Aviragen stockholders’ representation on the post-closing Board or the post-closing financial statements or balance sheet of Aviragen (other than to have fewer shares outstanding than contemplated under the terms of the original Merger Agreement). Furthermore, pursuant to Delaware law, the Aviragen stockholders are not being asked to vote on the adoption of the Merger Agreement or the approval Merger itself because Aviragen is not a constituent corporation to the Merger; only the stockholders of Vaxart and Merger Sub, as the constituent corporations to the Merger, are required to vote on the adoption of the Merger Agreement and the approval of the Merger.

Confidential Treatment Requested By

Aviragen Therapeutics, Inc.

Division of Corporation Finance February 8, 2018 Page 2

b.	Method of Dissemination

Upon executing the Amendment on February 7, 2018, Aviragen issued a joint press release with Vaxart describing the Amendment and filed a Form 8-K with the SEC, including copies of both the Amendment and the joint press release. The Form 8-K indicated that it was also a written communications pursuant to Rule 425 under the Securities Act. The Form 8-K and press release were also posted on the Investors section of Aviragen’s website.1 Aviragen’s stockholders were therefore provided with information about the Amendment as soon as possible. Aviragen was also of the view that it was unlikely that any stockholder who had voted in favor of the proposals relating to the Merger (including the approval of the issuance of additional shares and the reverse stock split proposal) prior to the Amendment would now vote against those matters, given that the Amendment resulted in the Aviragen stockholders experiencing less dilution as a result of the Merger than was originally agreed. Accordingly, Aviragen was of the view that it would be highly improbable that a stockholder who had submitted a proxy to vote in favor of the proposals relating to the Merger would now revoke that proxy and submit a proxy abstaining from voting on or voting against the proposals.

In response to your point that there was no indication in Aviragen’s February 6, 2018 press release that there were ongoing negotiations with large stockholders or potential changes in terms forthcoming, any such disclosure would have been materially misleading. At the time of the release and until the Amendment was signed, Aviragen’s Board and management did not have any discussions with SC Fundamental and could have only reported second-hand knowledge. Furthermore, at the time of the February 6, 2018 press release, there was no agreement that SC Fundamental or any other stockholder may change its vote.

Despite our view that the Amendment does not represent a fundamental change and that the stockholders have been given notice of this improvement to their position, Aviragen will postpone the Special Meeting until February 13, 2018 in order to give the stockholders additional time to digest the information and to be informed that the stockholder group that opposed the transaction has now agreed to support it.

[1]	The Form 8-K can be found at:
http://investors.aviragentherapeutics.com/secfiling.cfm?filingID=1437749-18-1951&CIK=72444 and the press release can be found at: http://investors.aviragentherapeutics.com/releasedetail.cfm?ReleaseID=1056745.

Confidential Treatment Requested By

Aviragen Therapeutics, Inc.

Division of Corporation Finance February 8, 2018 Page 3

c.	Statutory Requirements

As noted during our call, we have been working with Delaware counsel over the course of our representation of Aviragen. In consultation with Delaware counsel, we have determined, based on Section 222(c) of the DGCL, there is no requirement to provide a new notice of the Special Meeting to the Aviragen stockholders, given that notice of the Special Meeting as originally called was given in accordance with the DGCL, that the Special Meeting was not adjourned for more than 30 days, that no new record date was fixed for the Special Meeting, and that the date, time and place of adjourned meeting were announced at the Special Meeting as originally called.

In addition, given that the Amendment does not adversely affect Aviragen stockholders and that stockholders were notified of the Amendment by means of a public announcement as soon as possible after it was adopted, we believe that Aviragen stockholders will have sufficient time to assess the Amendment. As a result, we believe that Aviragen stockholders received adequate notice of the Amendment in advance of the Special Meeting.

2.	Adequacy of the Received Proxies

Regarding your question of whether the proxies already received can be used to vote on the Merger Agreement as amended by the Amendment, these proxies can be used. As you noted, the proxy card does not specifically state that the Merger Agreement can be amended in advance of the Special Meeting, but the Merger Agreement itself provides that amendments can be made, and the Amendment followed the procedure established in the Merger Agreement and Delaware law. We refer you to page 115 of the prospectus, which reads in part: “The Merger Agreement may be amended by the parties at any time, except that after the Merger Agreement has been adopted and approved by the stockholders of Aviragen or Vaxart, no amendment which by law requires further approval by the stockholders of Aviragen or Vaxart, as the case may be, shall be made without such further approval” (emphasis added). Therefore, stockholders who previously provided their proxies were aware that the Merger Agreement could be amended prior to the Special Meeting.

Confidential Treatment Requested By

Aviragen Therapeutics, Inc.

Division of Corporation Finance February 8, 2018 Page 4

We appreciate the Staff’s willingness to consider our responses. If you have any questions, please feel free to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal
David S. Rosenthal

DSR

Confidential Treatment Requested By

Aviragen Therapeutics, Inc.